

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 22, 2018

<u>Via E-mail</u>
David M. Denton
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

      Re: CVS Health Corporation
               Registration Statement on Form S-4
               Filed January 4, 2018
               File No. 333-222412

Dear Mr. Denton:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of any reports or presentations provided to the board in connection with the board's evaluation of the proposed transaction.

<u>Stock Ownership and Voting by CVS Health Directors and Executive Officers, page 19</u>

2. We note the disclosure of the amount and percent of shares of CVS owned by executive officers, directors and their affiliates. Please revise to add to this disclosure the vote required for approval of the proposed transaction, as required by Item 3(h) of Form S-4. Revise similar disclosure regarding Aetna's executive officers, directors and their affiliates on page 20.

Background of the Merger, page 89

3. We note on November 7 and 8, 2017 your board of directors met and discussed the increase in the cash component of the proposed purchase price. Additionally, we note on November 11, 2017 you conveyed to representatives of Aetna the increase in the cash component to 70% with the remaining 30% to be paid in shares of your common stock. Please revise to discuss the material discussions and negotiations that took place regarding the increase in the cash component.

Opinion of Lazard Freres & Co LLC, page 111

Discounted Cash Flow Analysis, page 114

4. Please disclose how you determined the various assumptions such as the perpetuity growth rates, and EBITDA multiples used in your calculations. Provide similar disclosure on page 117 for CVS, pages 123 and 126 in the Allen & Company opinion, pages 139 and 141 in the Barclays opinion, and pages 150 and 152 in the Centerview opinion.

Opinions of CVS Health's Financial Advisors, page 128

Transaction Premium Analysis, page 138

5. We note that the disclosure in this section presents the fairness opinions of both Barclays and Goldman Sachs. However, we note that only the analysis of Goldman Sachs has been disclosed in this section. Please revise to add the analysis of Barclays.

The Merger Agreement, page 176

6. We note your statement that the representations, warranties and covenants are not intended to be relied on as public disclosures. Please be advised that we regard all of the provisions of material agreements as disclosure to investors, and as such it is not appropriate to state or imply that investors cannot rely on these statements. Please revise or remove the disclaimer as appropriate. Please also revise the first sentence of the second paragraph under the explanatory note.

7. We note your statement that "the terms and information in the merger agreement are not intended to provide any other public disclosure of factual information...." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Annex A. Agreement and Plan of Merger

8. We note the disclosure schedules referenced in this agreement. Please revise to add a list briefly identifying the contents of all omitted schedules, as required by Item 601(b)(2) of Regulation S-K.

Annex B. Opinion of Lazard Freres & Co LLC

9. Please file an executed opinion. Please also file an executed opinion for Allen & Company LLC in Annex C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Creighton O'M. Condon
         Robert M. Katz
         Daniel Litowitz
         Shearman & Sterling LLP